EXHIBIT 12

Computation of Ratio of Earnings to Fixed Charges
PepsiCo, Inc. and Subsidiaries
(in millions except ratio amounts, unaudited)

	12 Weeks Ended
	3/25/2017	3/19/2016
Earnings:
Income before income taxes	$1,721	$1,387
Unconsolidated affiliates’ interests, net	(36)	(42)
Amortization of capitalized interest	1	1
Interest expense (a)	252	246
Interest portion of rent expense (b)	50	48
Earnings available for fixed charges	$1,988	$1,640

Fixed Charges:
Interest expense (a)	$252	$246
Capitalized interest	3	1
Interest portion of rent expense (b)	50	48
Total fixed charges	$305	$295

Ratio of Earnings to Fixed Charges (c)	6.52	5.56

(a)	Excludes interest related to our reserves for income taxes as such interest is included in provision for income taxes and includes net amortization of debt premium/discount.

(b)	One-third of rent expense is the portion deemed representative of the interest factor.

(c)	Based on unrounded amounts.